SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

David L. Van Andel

3133 Orchard Vista Drive SE

Grand Rapids, MI 49546

Telephone (616) 234-5355

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

September 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7)	SOLE VOTING POWER
SHARES		53,924,234
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		53,924,234
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,924,234

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 220,000,000 shares outstanding at September 16, 2014, as disclosed by the Issuer in its Current Report on Form 8-K, filed on September 22, 2014.

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SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Little Harbor LLC

47-1196982

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF	7)	SOLE VOTING POWER
SHARES		26,590,000
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		26,590,000
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,590,000

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 220,000,000 shares outstanding at September 16, 2014, as disclosed by the Issuer in its Current Report on Form 8-K, filed on September 22, 2014.

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SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel Trust u/a dated November 30, 1993

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF	7)	SOLE VOTING POWER
SHARES		14,789,173
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		14,789,173
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,789,173

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 220,000,000 shares outstanding at September 16, 2014, as disclosed by the Issuer in its Current Report on Form 8-K, filed on September 22, 2014.

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SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Great Harbor LLC

45-3589968

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7)	SOLE VOTING POWER
SHARES		6,952,956
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		6,952,956
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,952,956

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 220,000,000 shares outstanding at September 16, 2014, as disclosed by the Issuer in its Current Report on Form 8-K, filed on September 22, 2014.

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Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation formerly named Mirror Me, Inc. (the “Company”). The Company's principal executive offices are located at 632 Broadway, New York, New York 10012.

Item 2. Identity and Background.

(a)-(c) This Statement is filed by David L. Van Andel (“Van Andel”), Little Harbor LLC, a Nevada limited liability company (“LH”), the David L. Van Andel Trust u/a dated November 30, 1993, a trust formed under the laws of the State of Michigan (the “VA Trust”), and Great Harbor LLC, a Delaware limited liability company (“GH”).

Van Andel is a United States citizen and has a business address at 3133 Orchard Vista Drive SE, Grand Rapids, Michigan 49546.

The principal business of LH is to act as a holding company for certain of Van Andel’s investments. Van Andel is the sole manager of LH and a holder as sole trustee of the VA Trust of 80.5% of the membership interests of LH.

The VA Trust was formed to hold certain assets of Van Andel, the sole trustee and the principal beneficiary of the VA Trust.

The principal business of GH is to act as a holding company for certain of Van Andel’s investments. Van Andel is the sole manager of GH and a holder as sole trustee of the VA Trust of 100% of the membership interests of GH.

Each of LH, the VA Trust and GH has a business address at 3133 Orchard Vista Drive SE, Grand Rapids, Michigan 49546.

(d)-(e) None of Van Andel, LH, the VA Trust or GH has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Each of Van Andel, LH, the VA Trust and GH acquired their respective shares of Common Stock that are the subject of this Statement, except for the TCC Warrant (as defined below), on September 16, 2014 as a result of being stockholders of Twinlab Consolidation Corporation, a Delaware corporation (“TCC”), of which the Company acquired 100% of the ownership pursuant to the Agreement and Plan of Merger, dated September 4, 2014, by and among the Company, TCC MERGER CO (“Sub Co”) and TCC, as amended by a First Amendment to Agreement and Plan of Merger, dated September 16, 2014, by and among the Company, Sub Co and TCC (as so amended, the “Merger Agreement”).

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On September 5, 2014, pursuant to the Promissory Note, dated September 3, 2014, made by Twinlab Corporation and Twinlab Consolidation Corporation payable to David L. Van Andel, Van Andel was issued a Warrant, dated September 5, 2014, to purchase an aggregate of 5,592,105 shares of TCC common stock, par value $0.0001 per share, at an exercise price of $0.76 per share (the “TCC Warrant”). The TCC Warrant is immediately exercisable and expires on September 5, 2017. Pursuant to the Merger Agreement, the Company assumed the obligations of TCC under the TCC Warrant and the Warrant is now exercisable for shares of Common Stock.

The foregoing descriptions of the Merger Agreement and TCC Warrant are qualified in their entirety by reference to the full text of such documents, which documents are exhibits to this Statement.

Item 4. Purpose of Transaction.

(a)- (j) The shares of Common Stock owned by Van Andel, LH, the VA Trust and GH are held for investment purposes. Except as described in this Item 4, none of Van Andel, LH, the VA Trust or GH has any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company (the “Board”) or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or (x) any action similar to any of those enumerated above. Van Andel, LH, the VA Trust and GH each expect to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic conditions and other factors. Accordingly, Van Andel, LH, the VA Trust and/or GH reserve the right to change his or its respective plans and intentions at any time, as he or they deem appropriate. In particular, Van Andel, LH, the VA Trust and/or GH may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or portions of the Common Stock beneficially owned by him or it, in public and private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of his or its positions in, or to obtain greater exposure to, the Common Stock or other securities. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of any of his Common Stock by the Act and the Securities Act of 1933, as amended.

Item 5. Interest in Securities of the Issuer.

(a) Van Andel beneficially owns (as defined by Rule 13d-3 under the Act) 53,924,234 shares, or 23.9% of the shares, of Common Stock outstanding as of September 16, 2014. Of such shares, 5,592,105 shares are issuable pursuant to the TCC Warrant. LH beneficially owns (as defined by Rule 13d-3 under the Act) 26,590,000 shares, or 12.1% of the shares, of Common Stock outstanding as of September 16, 2014. The VA Trust beneficially owns (as defined by Rule 13d-3 under the Act) 14,789,173 shares, or 6.7% of the shares, of Common Stock outstanding as of September 16, 2014. GH beneficially owns (as defined by Rule 13d-3 under the Act) 6,952,956 shares, or 3.2% of the shares, of Common Stock outstanding as of September 16, 2014. By virtue of his being the (i) Manager of LH; (ii) Trustee of the VA Trust and (iii) Manager of GH, Van Andel is deemed to beneficially own the shares of Common Stock owned by LH, the VA Trust and GH. Notwithstanding the foregoing, Van Andel disclaims beneficial ownership of the shares of Common Stock held by LH that would exceed his percentage interests in LH.

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(b) Van Andel has sole power to vote or to direct the vote of 53,924,234 shares of Common Stock directly and, indirectly, through his being the (i) Manager of LH; (ii) Trustee of the VA Trust and (iii) Manager of GH. LH has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 26,590,000 shares of Common Stock. The VA Trust has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 14,789,173 shares of Common Stock. GH has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 6,962,956 shares of Common Stock.

(c) Except for the transactions contemplated by the Agreements described in Item 3 of this Statement, none of Van Andel, LH, the VA Trust or GH effected any transaction in the Common Stock during the past sixty days.

(d) Van Andel, directly and, indirectly, by virtue of his being the principal beneficiary of the VA Trust is entitled to receive dividends or proceeds from the sale of shares of Common Stock by Van Andel, LH, the VA Trust and GH. Notwithstanding the foregoing, Van Andel disclaims the right to receive dividends or proceeds from the sale of shares of Common Stock held by LH that would exceed his percentage interest in LH.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 3 of this Statement is incorporated herein by reference.

Other than the Agreements described in Item 3 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between van Andel, LH, the VA Trust, GH and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed As Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Agreement and Plan of Merger, dated September 4, 2014, by and among Twinlab Consolidated Holdings, Inc., TCC MERGER CO and Twinlab Consolidation Agreement.

Exhibit 3	First Amendment to Agreement and Plan of Merger, dated September 16, 2014, by and among Twinlab Consolidated Holdings, Inc., TCC MERGER CO and Twinlab Consolidation Corporation.

Exhibit 4	Warrant Agreement, dated September 5, 2014, by Twinlab Consolidation Corporation in favor of David L. Van Andel.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2014

/s/ David L. Van Andel
David L. Van Andel

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2014

LITTLE HARBOR LLC

By: /s/ David L. Van Andel
David L. Van Andel
Manager

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2014

/s/ David L. Van Andel
David L. Van Andel, as Trustee of the David L. Van
Andel Trust u/a dated November 30, 1993

11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2014

GREAT HARBOR LLC

By: /s/ David L. Van Andel
David L. Van Andel
Manager

12

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Agreement and Plan of Merger, dated September 4, 2014, by and among Twinlab Consolidated Holdings, Inc., TCC MERGER CO and Twinlab Consolidation Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed September 4, 2014).

Exhibit 3	First Amendment to Agreement and Plan of Merger, dated September 16, 2014, by and among Twinlab Consolidated Holdings, Inc., TCC MERGER CO and Twinlab Consolidation Corporation (incorporated by reference to Exhibit 2.1.1 to the Company’s Current Report on Form 8-K filed September 17, 2014).

Exhibit 4	Warrant Agreement, dated September 5, 2014, by Twinlab Consolidation Corporation in favor of David L. Van Andel.

13

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of New Generation Biofuels Holdings, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 24th day of September, 2014.

Date: September 24, 2014

/s/ David L. Van Andel
David L. Van Andel

LITTLE HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

/s/ David L. Van Andel
David L. Van Andel, as Trustee of the David
L. Van Andel Trust u/a dated November 30, 1993

GREAT HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

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Exhibit 4

WARRANT

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW AND, IF THE CORPORATION REQUESTS, AN OPINION SATISFACTORY TO THE CORPORATION TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.

Warrant Certificate No.: 1

Original Issue Date: September 5, 2014

FOR VALUE RECEIVED, Twinlab Consolidation Corporation, a Delaware corporation (the "Company"), hereby certifies that David L. Van Andel, an individual with an address at 3133 Orchard Vista Drive SE, Grand Rapids, MI 49546, or his registered assigns (the "Holder") is entitled to purchase from the Company up to 5,592,105 duly authorized, validly issued, fully paid and nonassessable shares of Common Stock at a purchase price per share of $0.76 (the "Exercise Price"), all subject to the terms, conditions and adjustments set forth below in this Warrant. Certain capitalized terms used herein are defined in Section 1 hereof.

This Warrant has been issued pursuant to the terms of the Promissory Note, dated September 3, 2014 (the "Note"), made payable by the Company and Twinlab Corporation in favor of the Holder.

1.             Definitions. As used in this Warrant, the following terms have the respective meanings set forth below:

“Acquisition” has the meaning set forth in Section 1.

“Aggregate Exercise Price" means an amount equal to the product of (a) the number of Warrant Shares in respect of which this Warrant is then being exercised pursuant to Section 3 hereof, multiplied by (b) the Exercise Price.

"Board" means the board of directors of the Company.

"Business Day" means any day, except a Saturday, Sunday or legal holiday, on which banking institutions in the city of New York are authorized or obligated by law or executive order to close.

"Common Stock" means the common stock, par value $.001 per share, of the Company, and any capital stock into which such Common Stock shall have been converted, exchanged or reclassified following the date hereof.

"Common Stock Deemed Outstanding" means, at any given time, the sum of (a) the number of shares of Common Stock actually outstanding at such time, plus (b) the number of shares of Common Stock issuable upon exercise of Options actually outstanding at such time, plus (c) the number of shares of Common Stock issuable upon conversion or exchange of Convertible Securities actually outstanding at such time (treating as actually outstanding any Convertible Securities issuable upon exercise of Options actually outstanding at such time), in each case, regardless of whether the Options or Convertible Securities are actually exercisable at such time; provided, that Common Stock Deemed Outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its wholly owned subsidiaries.

"Company" has the meaning set forth in the preamble.

"Convertible Securities" means any securities (directly or indirectly) convertible into or exchangeable for Common Stock, but excluding Options.

"Excluded Issuances" means any issuance or sale (or deemed issuance or sale in accordance with Section 4(c)) by the Company after the Original Issue Date of: (a) shares of Common Stock issued upon the exercise of this Warrant; or (b) up to an aggregate of 28,500,000 shares of Common Stock (as such number of shares is equitably adjusted for subsequent stock splits, stock combinations, stock dividends and recapitalizations) issued directly or upon the exercise of Options to directors, officers, employees, or consultants of the Company in connection with their service as directors of the Company, their employment by the Company or their retention as consultants by the Company, in each case authorized by the Board and issued pursuant to one or more of the Company's equity incentive plans (including all such shares of Common Stock and Options outstanding prior to the Original Issue Date); or (c) shares of Common Stock issued upon the conversion or exercise of Options (other than Options covered by clause (b) above) or Convertible Securities issued prior to the Original Issue Date, provided that such securities are not amended after the date hereof to increase the number of shares of Common Stock issuable thereunder or to lower the exercise or conversion price thereof; or (d) shares of Common Stock issued as consideration in connection with an acquisition by the Company of the business or assets of a third-party (each, an “Acquisition”) whether by purchase of assets, merger or other corporate transaction (including shares of Common Stock issued upon the conversion or exercise of Options (other than Options covered by clauses (b) and (c) above) or Convertible Securities issued in connection with an Acquisition; or (e) shares of Common Stock issued as consideration in connection with an equipment or real property lease entered into by the Company (including shares of Common Stock issued upon the conversion or exercise of Options (other than Options covered by clauses (b), (c) and (d) above).

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"Exercise Date" means, for any given exercise of this Warrant, the date on which the conditions to such exercise as set forth in Section 4 shall have been satisfied at or prior to 5:00 p.m., New York, New York time, on a Business Day, including, without limitation, the receipt by the Company of the Exercise Agreement, the Warrant and the Aggregate Exercise Price.

"Exercise Agreement" has the meaning set forth in Section 3(a)(i).

"Exercise Period" has the meaning set forth in Section 2.

"Exercise Price" has the meaning set forth in the preamble.

"Fair Market Value" means, as of any particular date: (a) the volume weighted average of the closing sales prices of the Common Stock for such day on all domestic securities exchanges on which the Common Stock may at the time be listed; (b) if there have been no sales of the Common Stock on any such exchange on any such day, the average of the highest bid and lowest asked prices for the Common Stock on all such exchanges at the end of such day; (c) if on any such day the Common Stock is not listed on a domestic securities exchange, the closing sales price of the Common Stock as quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association for such day; or (d) if there have been no sales of the Common Stock on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association on such day, the average of the highest bid and lowest asked prices for the Common Stock quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association at the end of such day; in each case, averaged over twenty (20) consecutive Business Days ending on the Business Day immediately prior to the day as of which "Fair Market Value" is being determined; provided, that if the Common Stock is listed on any domestic securities exchange, the term "Business Day" as used in this sentence means Business Days on which such exchange is open for trading. If at any time the Common Stock is not listed on any domestic securities exchange or quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association, the "Fair Market Value" of the Common Stock shall be the fair market value per share as determined in good faith by the Board.

"Holder" has the meaning set forth in the preamble.

3

"Options" means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.

"Original Issue Date" means the date on which the Warrant was issued by the Company pursuant to the Purchase Agreement.

"Original Price" has the meaning set forth in Section 4(a).

"Nasdaq" means The NASDAQ Stock Market LLC.

"Note" has the meaning set forth in the preamble.

"OTC Bulletin Board" means the Financial Industry Regulatory Authority OTC Bulletin Board electronic inter-dealer quotation system.

"Person" means any individual, sole proprietorship, partnership, limited liability company, corporation, joint venture, trust, incorporated organization or government or department or agency thereof.

"Pink OTC Markets" means the OTC Markets Group Inc. electronic inter-dealer quotation system, including OTCQX, OTCQB and OTC Pink.

"Warrant" means this Warrant and all warrants issued upon division or combination of, or in substitution for, this Warrant.

"Warrant Shares" means the shares of Common Stock or other capital stock of the Company then purchasable upon exercise of this Warrant in accordance with the terms of this Warrant.

2.             Term of Warrant. Subject to the terms and conditions hereof, at any time or from time to time after the date hereof and prior to 5:00 p.m., New York, New York time, on the third anniversary of the date hereof or, if such day is not a Business Day, on the next preceding Business Day (the "Exercise Period"), the Holder of this Warrant may exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to adjustment as provided herein).

3.             Exercise of Warrant.

(a)                Exercise Procedure. This Warrant may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:

(i)                 surrender of this Warrant to the Company at its then principal executive offices (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction), together with an Exercise Agreement in the form attached hereto as Exhibit A (each, an "Exercise Agreement"), duly completed (including specifying the number of Warrant Shares to be purchased) and executed; and

(ii)               payment to the Company of the Aggregate Exercise Price in accordance with Section 3(b).

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(b)               Payment of the Aggregate Exercise Price. Payment of the Aggregate Exercise Price shall be made by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such Aggregate Exercise Price.

(c)                Delivery of Stock Certificates. Upon receipt by the Company of the Exercise Agreement, surrender of this Warrant and payment of the Aggregate Exercise Price (in accordance with Section 3(a) hereof), the Company shall, as promptly as practicable, and in any event within five (5) Business Days thereafter, execute (or cause to be executed) and deliver (or cause to be delivered) to the Holder a certificate or certificates representing the Warrant Shares issuable upon such exercise, together with cash in lieu of any fraction of a share, as provided in Section 3(d) hereof. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the exercising Holder shall reasonably request in the Exercise Agreement and shall be registered in the name of the Holder or, subject to compliance with Section 6 below, such other Person's name as shall be designated in the Exercise Agreement. This Warrant shall be deemed to have been exercised and such certificate or certificates of Warrant Shares shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares for all purposes, as of the Exercise Date.

(d)               Fractional Shares. The Company shall not be required to issue a fractional Warrant Share upon exercise of any Warrant. As to any fraction of a Warrant Share that the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay to such Holder an amount in cash (by delivery of a certified or official bank check or by wire transfer of immediately available funds) equal to the product of (i) such fraction multiplied by (ii) the Fair Market Value of one Warrant Share on the Exercise Date.

(e)                Delivery of New Warrant. Unless the purchase rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, at the time of delivery of the certificate or certificates representing the Warrant Shares being issued in accordance with Section 3(c) hereof, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unexpired and unexercised Warrant Shares called for by this Warrant. Such new Warrant shall in all other respects be identical to this Warrant.

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(f)                Valid Issuance of Warrant and Warrant Shares; Payment of Taxes. With respect to the exercise of this Warrant, the Company hereby represents, covenants and agrees:

(i)                 This Warrant is, and any Warrant issued in substitution for or replacement of this Warrant shall be, upon issuance, duly authorized and validly issued.

(ii)               All Warrant Shares issuable upon the exercise of this Warrant pursuant to the terms hereof shall be, upon issuance, and the Company shall take all such actions as may be necessary or appropriate in order that such Warrant Shares are, validly issued, fully paid and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company and free and clear of all taxes, liens and charges.

(iii)             The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares are issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares may be listed at the time of such exercise (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

(iv)             The Company shall use its best efforts to cause the Warrant Shares, immediately upon such exercise, to be listed on any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares are listed at the time of such exercise.

(v)               The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery of Warrant Shares upon exercise of this Warrant; provided, that the Company shall not be required to pay any tax or governmental charge that may be imposed with respect to any applicable withholding or the issuance or delivery of the Warrant Shares to any Person other than the Holder, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company that such tax has been paid.

(g)               Reservation of Shares. During the Exercise Period, the Company shall at all times reserve and keep available out of its authorized but unissued Common Stock or other securities constituting Warrant Shares, solely for the purpose of issuance upon the exercise of this Warrant, the maximum number of Warrant Shares issuable upon the exercise of this Warrant, and the par value per Warrant Share shall at all times be less than or equal to the applicable Exercise Price. The Company shall not increase the par value of any Warrant Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant.

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4.             Adjustment to Number of Warrant Shares. In order to prevent dilution of the purchase rights granted under this Warrant, the number of Warrant Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 4 (in each case, after taking into consideration any prior adjustments pursuant to this Section 4).

(a)                Adjustment to Number of Warrant Shares Upon Issuance of Common Stock. Except as provided in Section 4(b) and except in the case of an event described in either Section 4(d) or Section 4(e), if the Company shall, at any time or from time to time after the Original Issue Date, issue or sell, or in accordance with Section 4(c) is deemed to have issued or sold, any shares of Common Stock without consideration or for consideration per share less than $0.76 (as such amount is proportionately adjusted for stock splits, reverse stock splits, stock combinations, stock dividends and other distributions and recapitalizations affecting the Common Stock after the Original Issue Date, the "Original Price"), then immediately upon such issuance or sale (or deemed issuance or sale), the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to any such issuance or sale (or deemed issuance or sale) shall be increased to a number of Warrant Shares equal to the product obtained by multiplying the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such issuance or sale (or deemed issuance or sale) by a fraction (which shall in no event be less than one):

(i)                 the numerator of which shall be the number of shares of Common Stock Deemed Outstanding immediately after such issuance or sale (or deemed issuance or sale); and

(ii)               the denominator of which shall be the sum of (A) the number of shares of Common Stock Deemed Outstanding immediately prior to such issuance or sale (or deemed issuance or sale) plus (B) the aggregate number of shares of Common Stock which the aggregate amount of consideration, if any, received by the Company upon such issuance or sale (or deemed issuance or sale) would purchase at the Original Price.

(b)               Exceptions To Adjustment Upon Issuance of Common Stock. Anything herein to the contrary notwithstanding, there shall be no adjustment to the number of Warrant Shares issuable upon exercise of this Warrant with respect to any Excluded Issuance.

(c)                Effect of Certain Events on Adjustment to Number of Warrant Shares. For purposes of determining the adjusted number of Warrant Shares under Section 4(a) hereof, the following shall be applicable:

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(i)                 Issuance of Options. If the Company shall, at any time or from time to time after the Original Issue Date, in any manner grant or sell (whether directly or by assumption in a merger or otherwise) any Options, whether or not such Options or the right to convert or exchange any Convertible Securities issuable upon the exercise of such Options are immediately exercisable, and the price per share (determined as provided in this paragraph and in Section 4(c)(v)) for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of Convertible Securities issuable upon the exercise of such Options is less than the Original Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued as of the date of granting or sale of such Options (and thereafter shall be deemed to be outstanding for purposes of adjusting the number of Warrant Shares under Section 4(a)), at a price per share equal to the quotient obtained by dividing (A) the sum (which sum shall constitute the applicable consideration received for purposes of Section 4(a)) of (x) the total amount, if any, received or receivable by the Company as consideration for the granting or sale of all such Options, plus (y) the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Company upon the issuance or sale of all such Convertible Securities and the conversion or exchange of all such Convertible Securities, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon the conversion or exchange of all Convertible Securities issuable upon the exercise of all such Options. Except as otherwise provided in Section 4(c)(iii), no further adjustment of the number of Warrant Shares shall be made upon the actual issuance of Common Stock or of Convertible Securities upon exercise of such Options or upon the actual issuance of Common Stock upon conversion or exchange of Convertible Securities issuable upon exercise of such Options.

(ii)               Issuance of Convertible Securities. If the Company shall, at any time or from time to time after the Original Issue Date, in any manner grant or sell (whether directly or by assumption in a merger or otherwise) any Convertible Securities, whether or not the right to convert or exchange any such Convertible Securities is immediately exercisable, and the price per share (determined as provided in this paragraph and in Section 4(c)(v)) for which Common Stock is issuable upon the conversion or exchange of such Convertible Securities is less than the Original Price in effect immediately prior to the time of the granting or sale of such Convertible Securities, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of the total maximum amount of such Convertible Securities shall be deemed to have been issued as of the date of granting or sale of such Convertible Securities (and thereafter shall be deemed to be outstanding for purposes of adjusting the number of Warrant Shares pursuant to Section 4(a)), at a price per share equal to the quotient obtained by dividing (A) the sum (which sum shall constitute the applicable consideration received for purposes of Section 4(a)) of (x) the total amount, if any, received or receivable by the Company as consideration for the granting or sale of such Convertible Securities, plus (y) the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange of all such Convertible Securities, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. Except as otherwise provided in Section 4(c)(iii), (A) no further adjustment of the number of Warrant Shares shall be made upon the actual issuance of Common Stock upon conversion or exchange of such Convertible Securities and (B) no further adjustment of the number of Warrant Shares shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the number of Warrant Shares have been made pursuant to the other provisions of this Section 4(c).

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(iii)             Change in Terms of Options or Convertible Securities. Upon any change in any of (A) the total amount received or receivable by the Company as consideration for the granting or sale of any Options or Convertible Securities referred to in Section 4(c)(i) or Section 4(c)(ii) hereof, (B) the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of any Options or upon the issuance, conversion or exchange of any Convertible Securities referred to in Section 4(c)(i) or Section 4(c)(ii) hereof, (C) the rate at which Options or Convertible Securities referred to in Section 4(c)(i) or Section 4(c)(ii) hereof are convertible into or exchangeable for Common Stock, or (D) the maximum number of shares of Common Stock issuable in connection with any Options referred to in Section 4(c)(i) hereof or any Convertible Securities referred to in Section 4(c)(ii) hereof (in each case, other than in connection with an Excluded Issuance), then (whether or not the original issuance or sale of such Options or Convertible Securities resulted in an adjustment to the number of Warrant Shares pursuant to this Section 4) the number of Warrant Shares issuable upon exercise of this Warrant at the time of such change shall be adjusted or readjusted, as applicable, to the number of Warrant Shares which would have been in effect at such time pursuant to the provisions of this Section 4 had such Options or Convertible Securities still outstanding provided for such changed consideration, conversion rate or maximum number of shares, as the case may be, at the time initially granted, issued or sold, but only if as a result of such adjustment or readjustment, the number of Warrant Shares issuable upon exercise of this Warrant is increased.

(iv)             Treatment of Expired or Terminated Options or Convertible Securities. Upon the expiration or termination of any unexercised Option (or portion thereof) or any unconverted or unexchanged Convertible Security (or portion thereof) for which any adjustment (either upon its original issuance or upon a revision of its terms) was made pursuant to this Section 4 (including without limitation upon the redemption or purchase for consideration of all or any portion of such Option or Convertible Security by the Company), the number of Warrant Shares then issuable upon exercise of this Warrant shall forthwith be changed pursuant to the provisions of this Section 4 to the number of Warrant Shares which would have been in effect at the time of such expiration or termination had such unexercised Option (or portion thereof) or unconverted or unexchanged Convertible Security (or portion thereof), to the extent outstanding immediately prior to such expiration or termination, never been issued.

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(v)               Calculation of Consideration Received. If the Company shall, at any time or from time to time after the Original Issue Date, issue or sell, or is deemed to have issued or sold in accordance with Section 4(c), any shares of Common Stock, Options or Convertible Securities: (A) for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor; (B) for consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration, except where such consideration consists of marketable securities, in which case the amount of consideration received by the Company shall be the market price (as reflected on any securities exchange, quotation system or association or similar pricing system covering such security) for such securities as of the end of business on the date of receipt of such securities; or (C) for no specifically allocated consideration in connection with an issuance or sale of other securities of the Company, together comprising one integrated transaction, the amount of the consideration therefor shall be deemed to be the fair value of such portion of the aggregate consideration received by the Company in such transaction as is attributable to such shares of Common Stock, Options or Convertible Securities, as the case may be, issued in such transaction. The net amount of any cash consideration and the fair value of any consideration other than cash or marketable securities shall be determined in good faith by the Board.

(vi)             Record Date. For purposes of any adjustment to the number of Warrant Shares in accordance with this Section 4, in case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(vii)           Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its wholly-owned subsidiaries, and the disposition of any such shares (other than the cancellation or retirement thereof or the transfer of such shares among the Company and its wholly-owned subsidiaries) shall be considered an issue or sale of Common Stock for the purpose of this Section 4.

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(d)               Adjustment to Number of Warrant Shares Upon Dividend, Subdivision or Combination of Common Stock. If the Company shall, at any time or from time to time after the Original Issue Date, (i) pay a dividend or make any other distribution upon the Common Stock or any other capital stock of the Company payable in shares of Common Stock or in Options or Convertible Securities, or (ii) subdivide (by any stock split, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to any such dividend, distribution or subdivision shall be proportionately increased. If the Company at any time combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such combination shall be proportionately decreased. Any adjustment under this Section 4(d) shall become effective at the close of business on the date the dividend, subdivision or combination becomes effective.

(e)                Adjustment to Number of Warrant Shares Upon Reorganization, Reclassification, Consolidation or Merger. In the event of any (i) capital reorganization of the Company, (ii) reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), (iii) consolidation or merger of the Company with or into another Person, (iv) sale of all or substantially all of the Company's assets to another Person or (v) other similar transaction (other than any such transaction covered by Section 4(d)), in each case which entitles the holders of Common Stock to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, each Warrant shall, immediately after such reorganization, reclassification, consolidation, merger, sale or similar transaction, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Warrant Shares then exercisable under this Warrant, be exercisable for the kind and number of shares of stock or other securities or assets of the Company or of the successor Person resulting from such transaction to which the Holder would have been entitled upon such reorganization, reclassification, consolidation, merger, sale or similar transaction if the Holder had exercised this Warrant in full immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale or similar transaction and acquired the applicable number of Warrant Shares then issuable hereunder as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of this Warrant); and, in such case, appropriate adjustment (in form and substance reasonably satisfactory to the Holder) shall be made with respect to the Holder's rights under this Warrant to insure that the provisions of this Section 4 hereof shall thereafter be applicable, as nearly as possible, to this Warrant in relation to any shares of stock, securities or assets thereafter acquirable upon exercise of this Warrant. The provisions of this Section 4(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or similar transactions. The Company shall not effect any such reorganization, reclassification, consolidation, merger, sale or similar transaction unless, prior to the consummation thereof, the successor Person (if other than the Company) resulting from such reorganization, reclassification, consolidation, merger, sale or similar transaction, shall assume, by written instrument substantially similar in form and substance to this Warrant, the obligation to deliver to the Holder such shares of stock, securities or assets which, in accordance with the foregoing provisions, such Holder shall be entitled to receive upon exercise of this Warrant. Notwithstanding anything to the contrary contained herein, with respect to any corporate event or other transaction contemplated by the provisions of this Section 4(e), the Holder shall have the right to elect prior to the consummation of such event or transaction, to give effect to the exercise rights contained in Section 2 instead of giving effect to the provisions contained in this Section 4(e) with respect to this Warrant.

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(f)                Certain Events. If any event of the type contemplated by the provisions of this Section 4 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features) occurs, then the Board shall, in its sole judgment, make an appropriate adjustment in the number of Warrant Shares issuable upon exercise of this Warrant so as to protect the rights of the Holder in a manner consistent with the provisions of this Section 4; provided, that no such adjustment pursuant to this Section 4(f) shall decrease the number of Warrant Shares issuable as otherwise determined pursuant to this Section 4.

(g)               Certificate as to Adjustment.

(i)                 As promptly as reasonably practicable following any adjustment of the number of Warrant Shares pursuant to the provisions of this Section 4, but in any event not later than five (5) Business Days thereafter, the Company shall furnish to the Holder a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii)               As promptly as reasonably practicable following the receipt by the Company of a written request by the Holder, but in any event not later than five (5) Business Days thereafter, the Company shall furnish to the Holder a certificate of an executive officer certifying the number of Warrant Shares or the amount, if any, of other shares of stock, securities or assets then issuable upon exercise of the Warrant.

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(h)               Notices. In the event:

(i)                 that the Company shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon exercise of the Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii)               of any capital reorganization of the Company, any reclassification of the Common Stock of the Company, any consolidation or merger of the Company with or into another Person, or sale of all or substantially all of the Company's assets to another Person; or

(iii)             of the voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company shall send or cause to be sent to the Holder at least ten (10) days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Company shall close or a record shall be taken with respect to which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon exercise of the Warrant) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Warrant and the Warrant Shares.

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5.                  Purchase Rights. In addition to any adjustments pursuant to Section 4 above, if at any time the Company grants, issues or sells any shares of Common Stock, Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of Common Stock (the "Purchase Rights"), then the Holder shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder would have acquired if the Holder had held the number of Warrant Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights. Anything herein to the contrary notwithstanding, the Holder shall not be entitled to the Purchase Rights granted herein with respect to any Excluded Issuance.

6.                  Transfer of Warrant. Subject to the transfer conditions referred to in the legend endorsed hereon, this Warrant and all rights hereunder are transferable, in whole or in part, by the Holder without charge to the Holder, upon surrender of this Warrant to the Company at its then principal executive offices with a properly completed and duly executed Assignment in the form attached hereto as Exhibit B, together with funds sufficient to pay any transfer taxes described in Section 3(f)(v) in connection with the making of such transfer. Upon such compliance, surrender and delivery and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant, if any, not so assigned and this Warrant shall promptly be cancelled.

7.                  Holder Not Deemed a Stockholder; Limitations on Liability. Except as otherwise specifically provided herein, prior to the issuance to the Holder of the Warrant Shares to which the Holder is then entitled to receive upon the due exercise of this Warrant, the Holder shall not be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company

8.                  Replacement on Loss; Division and Combination.

(a)                Replacement of Warrant on Loss. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and upon delivery of an indemnity reasonably satisfactory to it (it being understood that a written indemnification agreement or affidavit of loss of the Holder shall be a sufficient indemnity) and, in case of mutilation, upon surrender of such Warrant for cancellation to the Company, the Company at its own expense shall execute and deliver to the Holder, in lieu hereof, a new Warrant of like tenor and exercisable for an equivalent number of Warrant Shares as the Warrant so lost, stolen, destroyed or mutilated; provided, that, in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

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(b)               Division and Combination of Warrant. Subject to compliance with the applicable provisions of this Warrant as to any transfer or other assignment which may be involved in such division or combination, this Warrant may be divided or, following any such division of this Warrant, subsequently combined with other Warrants, upon the surrender of this Warrant or Warrants to the Company at its then principal executive offices, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the respective Holders or their agents or attorneys. Subject to compliance with the applicable provisions of this Warrant as to any transfer or assignment which may be involved in such division or combination, the Company shall at its own expense execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants so surrendered in accordance with such notice. Such new Warrant or Warrants shall be of like tenor to the surrendered Warrant or Warrants and shall be exercisable in the aggregate for an equivalent number of Warrant Shares as the Warrant or Warrants so surrendered in accordance with such notice.

9.                  No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but shall at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the Holder in order to protect the exercise rights of the Holder against dilution or other impairment, consistent with the tenor and purpose of this Warrant.

10.              Compliance with the Securities Act.

(a)                Agreement to Comply with the Securities Act; Legend. The Holder, by acceptance of this Warrant, agrees to comply in all respects with the provisions of this Section 10 and the restrictive legend requirements set forth on the face of this Warrant and further agrees that such Holder shall not offer, sell or otherwise dispose of this Warrant or any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act of 1933, as amended (the "Securities Act"). This Warrant and all Warrant Shares issued upon exercise of this Warrant (unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:

"THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW AND, IF THE CORPORATION REQUESTS, AN OPINION SATISFACTORY TO THE CORPORATION TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL."

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In addition, if the Holder is an Affiliate (as defined in the Purchase Agreement) of the Company, certificates evidencing the Warrant Shares issued to the Holder shall bear a customary “affiliates” legend.

(b)               Representations of the Holder. In connection with the issuance of this Warrant, the Holder specifically represents, as of the date hereof, to the Company by acceptance of this Warrant as follows:

(i)                 The Holder is an "accredited investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act. The Holder is acquiring this Warrant and the Warrant Shares to be issued upon exercise hereof for investment for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act.

(ii)               The Holder understands and acknowledges that this Warrant and the Warrant Shares to be issued upon exercise hereof are "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Securities Act only in certain limited circumstances. In addition, the Holder represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(iii)             The Holder acknowledges that it can bear the economic and financial risk of its investment for an indefinite period, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and the Warrant Shares. The Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Warrant and the business, properties, prospects and financial condition of the Company.

11.              Warrant Register. The Company shall keep and properly maintain at its principal executive offices books for the registration of the Warrant and any transfers thereof. The Company may deem and treat the Person in whose name the Warrant is registered on such register as the Holder thereof for all purposes, and the Company shall not be affected by any notice to the contrary, except any assignment, division, combination or other transfer of the Warrant effected in accordance with the provisions of this Warrant.

12.              Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12).

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If to the Company:	Twinlab Consolidation Corporation 632 Broadway, Suite 201 New York, New York 10012 Facsimile: (212) E-mail: RNeuwirth@twinlab.com Attention: General Counsel
with a copy to (which shall not constitute notice to the Company):	Wilk Auslander LLP 1515 Broadway New York, New York 10036 Facsimile: (212) 752-6380 E-mail: jfrank@wilkauslander.com Attention: Joel I. Frank
If to the Holder:	David L. Van Andel 3133 Orchard Vista Drive SE Grand Rapids, MI 49546
with a copy to (which shall not constitute notice to the Holder):	[ ] Facsimile: [FAX NUMBER] E-mail: [E-MAIL ADDRESS] [Attention: ]

13.              Cumulative Remedies. Except to the extent expressly provided in Section 7 to the contrary, the rights and remedies provided in this Warrant are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.

14.              Equitable Relief. Each of the Company and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Warrant would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

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15.              Entire Agreement. This Warrant, together with the Purchase Agreement, constitutes the sole and entire agreement of the parties to this Warrant with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Warrant and the Purchase Agreement, the statements in the body of this Warrant shall control.

16.              Successor and Assigns. This Warrant and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of the Company and the successors and permitted assigns of the Holder. Such successors and/or permitted assigns of the Holder shall be deemed to be a Holder for all purposes hereunder.

17.              No Third-Party Beneficiaries. This Warrant is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant.

18.              Headings. The headings in this Warrant are for reference only and shall not affect the interpretation of this Warrant.

19.              Amendment and Modification; Waiver. Except as otherwise provided herein, this Warrant may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by the Company or the Holder of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Warrant shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

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20.              Severability. If any term or provision of this Warrant is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.

21.              Governing Law. This Warrant shall be governed by and construed in accordance with the internal laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Nevada.

22.              Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Warrant or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the city of New York and County of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified or registered mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

23.              Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Warrant is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Warrant or the transactions contemplated hereby.

24.              Counterparts. This Warrant may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Warrant delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant.

25.              No Strict Construction. This Warrant shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Company has duly executed this Warrant on the Original Issue Date.

TWINLAB CONSOLIDATION CORPORATION

By:	/s/ Thomas A. Tolworthy
Name:	Thomas A. Tolworthy
Title:	President & CEO

ACCEPTED AND AGREED TO AS OF THE ORIGINAL ISSUE DATE:

/s/ David L. Van Andel
David L. Van Andel

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EXHIBIT A

EXERCISE AGREEMENT

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS

WARRANT TO PURCHASE COMMON STOCK

TWINLAB CONSOLIDATION CORPORATION

1.                  The undersigned holder hereby exercises the right to purchase _________________ of the shares of Common Stock (“Warrant Shares”) of Twinlab Consolidation Corporation, a Delaware corporation (the “Company”), evidenced by Warrant No. 1 (the “Warrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

(i)                 Payment of Exercise Price. The Holder has paid to the Company the aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

(ii)               Delivery of Warrant Shares.  The Company shall deliver to Holder, or its designee or agent as specified below, __________ Warrant Shares in accordance with the terms of the Warrant.  Delivery shall be made to Holder, or for its benefit, to the following address:

Date: _______________ __, ______

Name of Registered Holder

________________________________

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EXHIBIT B

ASSIGNMENT OF WARRANT

(To be executed by the registered holder if such holder desires to transfer the Warrant)

FOR VALUE RECEIVED _________________________________________________ hereby sells, assigns and transfers unto

______________________________________
(Please print name and address of transferee)

this Warrant as to [________] Warrant Shares (as defined in the Warrant), together with all right, title and interest therein, and hereby irrevocably constitutes and appoints the Secretary of Twinlab Consolidation Corporation (the “Company”) Attorney, to transfer the within Warrant on the books of the Company, with full power of substitution.

Dated:

Signature:________________________________________

(Signature must confirm in all respects to name of holder as specified on the face of the Warrant.)

___________________________________________________

(Insert Social Security or Other Identifying Number of Assignee).

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